Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Vivid Seats Announces Second Quarter 2021 Results

CHICAGO, IL – August 16, 2021 – Vivid Seats Inc. (“Vivid Seats” or the “Company”), a leading marketplace that utilizes its technology platform to connect millions of buyers with thousands of ticket sellers across hundreds of thousands of events each year, included its results for the second quarter of 2021 today in its Registration Statement on Form S-4/A, which can be found on the U.S. Securities and Exchange Commission’s (“SEC”) website at https://www.sec.gov under the ticker “SEAT”. For the quarter ended June 30, 2021, marketplace gross order value (“GOV”) was $693.1 million and revenues were $115.5 million, compared to GOV of ($63.3) million and revenues of ($28.9) million for the quarter ended June 30, 2020. Net income for the second quarter was $2.6 million and Adjusted EBITDA was $36.2 million.

Financial results for the second quarter of 2021 increased due to the return of live events as COVID-19 mitigation measures eased. Many MLB, NHL and NBA teams welcomed fans at significant capacity over the course of the second quarter. Sales of concert tickets also increased as artists announced performances for the second half of 2021 and for 2022.

Stan Chia, CEO of Vivid Seats, commented, “We benefitted from the return of fans to the stands across sports and concerts nationwide as COVID-19 restrictions eased and consumers jumped at the opportunity to see their favorite events. While uncertainty persists as to the duration and severity of the pandemic, it is clear fans crave live experiences and will pursue what is available to them as events resume.”

“Against this reopening backdrop, we have continued on our mission to help everyone “Experience it Live”. In our third quarter, we launched our new brand coupled with new features and enhancements to our industry leading loyalty program, Vivid Seats Rewards. Every fan now earns 10% in value on every ticket purchased along with the opportunity to earn additional lucrative and unique perks. As we make our way to the public markets later this year, we feel we are uniquely positioned with an arsenal of strategic resources to offer fans a differentiated value proposition as they eagerly return to attending their favorite events,” Chia concluded.

Lawrence Fey, CFO of Vivid Seats, commented, “In the second quarter, our financial results were strong. Revenue and Adjusted EBITDA increased and we generated significant cash flow as the increase in orders resulted in a rapid rebuild of our working capital float.” Mr. Fey added, “We anticipate completion of the proposed business combination late in the third-quarter or early in the fourth-quarter. We intend to provide updated financial guidance for our 2021 fiscal year shortly thereafter.”

As previously announced, Vivid Seats entered into a Business Combination Agreement with Horizon Acquisition Corporation (“Horizon”), a publicly-traded special purpose acquisition company (NYSE: HZAC), in April 2021. Vivid Seats filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC in connection with its proposed business combination with Horizon, which is currently expected to close either late in the third quarter or early in the fourth quarter of 2021, subject to the Registration Statement being declared effective by the SEC, shareholder approval and other customary closing conditions. Additional information can be accessed on the SEC’s website at www.sec.gov.

Key Performance Indicators

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
	(in thousands)		(in thousands)
Marketplace GOV(1)	$(63,291)	$693,090	$340,086	$809,563
Total Marketplace orders(2)	(192)	1,713	1,060	2,006
Total Resale orders(3)	-	35	45	48
Adjusted EBITDA(4)	$(48,315)	$36,195	$(47,136)	$40,382

1.	Marketplace GOV represents the total transactional amount of Marketplace segment orders placed on the Vivid Seats platform in a period, inclusive of fees, exclusive of taxes, and net of event cancellations that occurred during that period. Marketplace GOV was negatively impacted by event cancellations in the amount of $91.7 million during the three months ended June 30, 2020 and $18.5 million during the three months ended June 30, 2021. Marketplace GOV was negatively impacted by event cancellations in the amount of $144.5 million during the six months ended June 30, 2020, and $37.0 million during the six months ended June 30, 2021.

2.	Total marketplace orders represents the volume of Marketplace segment orders placed on the Vivid Seats platform during a period, net of event cancellations occurring during the period. During the three months ended June 30, 2020, our Marketplace segment experienced 250,677 event cancellations, compared to 48,319 event cancellations during the three months ended June 30, 2021. During the six months ended June 30, 2020, our Marketplace segment experienced 391,704 event cancellations, compared to 100,094 event cancellations during the six months ended June 30, 2021. A Marketplace order may include more than one ticket.

3.	Total Resale orders represents the volume of Resale segment orders sold by the Vivid Seats’ resale team in a period, net of event cancellations that occurred during that period. During the three months ended June 30, 2020, our Resale segment experienced 3,986 event cancellations, compared to 772 event cancellations during the three months ended June 30, 2021. During the six months ended June 30, 2020, our Resale segment experienced 13,964 event cancellations, compared to 1,913 event cancellations during the six months ended June 30, 2021. A Resale order may include more than one ticket.

4.	Adjusted EBITDA is not a measure defined under generally accepted accounting principles in the United States (“GAAP”). We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. For further information about how we calculate Adjusted EBITDA, see “Use of Non-GAAP Financial Measures” below.

Use of Non-GAAP Financial Measures

This press release discusses Adjusted EBITDA.  Adjusted EBITDA is a measure not defined under GAAP.  It is frequently used by research analysts, investors and other interested parties to evaluate companies.  Vivid Seats believes this measure provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance, because it excludes the impact of items that are outside the control of management or not reflective of its ongoing operations and performance. However, it has limitations because it excludes certain types of expenses and it does not reflect changes in working capital needs. Furthermore, other companies may calculate adjusted EBITDA or similarly titled measures differently, limiting their usefulness as comparative measures.

Adjusted EBITDA is presented here as a supplemental measure only. You are encouraged to evaluate each adjustment. The following is a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net loss.

Reconciliation of Net (Loss) / Income to Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
	(in thousands)		(in thousands)
Net (loss) / income	$(662,109)	$2,645	$(700,612)	$(17,606)
Interest expense	13,473	16,839	22,766	33,158
Depreciation and amortization	24,080	500	47,977	795
Sales tax liability(1)	(442)	10,726	4,471	12,987
Transaction costs(2)	-	3,863	359	7,409
Equity-based compensation(3)	1,190	1,184	2,376	2,274
Loss on extinguishment of debt(4)	685	-	685	-
Litigation, settlements and related costs(5)	311	438	345	1,079
Impairment charges(6)	573,838	-	573,838	-
Loss on asset disposals(7)	169	-	169	-
Severance related to COVID-19(8)	490	-	490	286
Adjusted EBITDA	$(48,315)	$36,195	$(47,136)	$40,382

1.	These expenses relate to sales tax liabilities incurred during the periods presented. Vivid Seats incurs sales tax expenses in jurisdictions where it expects to remit sales tax payments. Vivid Seats does not currently collect sales tax from ticket buyers under its existing IT configuration.

2.	Transaction costs consist primarily of transaction and transition related fees and expenses incurred in relation to completed and attempted acquisitions, in addition to the business combination with Horizon. Vivid Seats does not believe these costs to be representative of normal, recurring, cash operating expenses.

3.	Vivid Seats incurs equity-based compensation expenses, which it does not consider to be indicative of its core operating performance.

4.	Losses incurred in 2020 resulted from the retirement of Vivid Seats’ revolving credit facility in May 2020.

5.	These expenses relate to external legal costs and settlement costs incurred, which were unrelated to Vivid Seats’ core business operations.

6.	During the second quarter of 2020, Vivid Seats incurred impairment charges triggered by the effects of the COVID-19 pandemic. The impairment charges resulted in a reduction in the carrying values of the company’s goodwill, indefinite-lived trademark, definite-lived intangible assets, and other long-lived assets. See Vivid Seats’ audited financial statements for additional information.

7.	Vivid Seats incurred approximately $0.2 million related to asset disposals, which are not considered indicative of its core operating performance.

8.	These charges relate to severance costs resulting from significant reductions in employee headcount due to the effects of the COVID-19 pandemic.

About Vivid Seats

Founded in 2001, Vivid Seats is a leading online ticket marketplace committed to becoming the ultimate partner for connecting fans to the live events, artists, and teams they love. Based on the belief that everyone should “Experience It Live”, the Chicago-based company provides exceptional value by providing one of the widest selections of events and tickets in North America and an industry leading Vivid Seats Rewards program where all fans earn on every purchase. Vivid Seats has been chosen as the official ticketing partner by some of the biggest brands in the entertainment industry including ESPN, Rolling Stone, and the Los Angeles Clippers. Through its proprietary software and unique technology, Vivid Seats drives the consumer and business ecosystem for live event ticketing and enables the power of shared experiences to unite people. Vivid Seats is recognized by Newsweek as America’s Best Company for Customer Service in ticketing. Fans who want to have the best live experiences can start by downloading the Vivid Seats mobile app, going to vividseats.com, or calling at 866-848-8499.

About Horizon Acquisition Corporation

Horizon is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Horizon is sponsored by Horizon Sponsor, LLC, an affiliate of Eldridge Industries, LLC (“Eldridge”). Horizon is led by Todd L. Boehly, the Co-founder, Chairman and Chief Executive Officer of Eldridge. Horizon’s securities are traded on the New York Stock Exchange (the “NYSE”) under the ticker symbols HZAC, HZAC WS and HZAC.U. Learn more at https://www.horizonacquisitioncorp.com/.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon will merge with and into Vivid Seats, which will be the surviving entity and the going-forward public company and filed the Registration Statement with the SEC, which includes a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ACQUISITION CORPORATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 10, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

Caution Concerning Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receive required shareholder approvals or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Horizon’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; Horizon and Vivid Seats’ ability to manage growth; Horizon and Vivid Seats’ ability to execute its business plan and meet its projections; potential litigation involving Vivid Seats or Horizon Acquisition Corporation; changes in applicable laws or regulations, and general economic and market conditions impacting demand for Vivid Seats or Horizon Acquisition Corporation products and services, and in particular economic and market conditions in the entertainment/technology/software industry in the markets in which Vivid Seats and Horizon Acquisition Corporation operate; Vivid Seats’ ability to update its IT systems; developments regarding the COVID-19 pandemic; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. None of Vivid Seats or Horizon Acquisition Corporation undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investors

Ashley DeSimone, ICR
Ashley.DeSimone@icrinc.com

Brett Milotte, ICR
Brett.Milotte@icrinc.com

Media

Julia Young, ICR
Julia.Young@icrinc.com